EXHIBIT 10.1
Contact: David Zigdon CFO (972) 3-6455004 davidz@radcom.com

FOR IMMEDIATE RELEASE

RADCOM TO DUAL-LIST ON THE TEL AVIV STOCK EXCHANGE (TASE)
-- Improving Share’s Accessibility To Israeli Institutional Investors and Mutual Funds -

TEL-AVIV, Israel—February 13, 2006-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced that it has obtained approval to list its shares on the Tel Aviv Stock Exchange (TASE), and that trading on the TASE will commence on February 20, 2006. RADCOM’s shares will continue to be listed on the Nasdaq under the ticker symbol "RDCM,” and RADCOM will continue to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC).

The dual listing follows strong results recorded throughout 2005, marked by 39% growth in revenues compared to 2004 and four consecutive profitable quarters. This performance reflects the emergence of global 3G Cellular and VoIP markets, together with growing recognition by converged service providers that RADCOM’s products are critical for achieving quality, profitable services. During 2005, RADCOM achieved strategic wins with Tier-1 and Tier-2 service providers in North America, Europe, Australia and Israel, and stepped up its activities in China to address its emerging 3G marketplace. In 2006, its focus will be to expand on this strong base, building its sales in Europe and the Far East, and capitalizing on its open-platform technology advantage through cooperations with a broad range of applications providers.

Commenting on the news, Mr. Arnon Toussia-Cohen, President and CEO of RADCOM, said, “We are taking this move in light of increased interest in RADCOM as expressed by Israeli investors with the goal of expanding our investor base and raising the daily trading volume and liquidity of our share.”

Ronit Harel Ben-Zeev, TASE’s Senior VP and Manager of Finance, added, “We are pleased that Radcom has chosen to list its shares for trading on the TASE, the home ground for Israeli companies. We are confident that Radcom, like the other 35 companies that have dual-listed on the TASE, will reap significant benefits from the dual listing, including higher total visibility and the potential for inclusion in prestigious TASE indices.”

Since October 2000, approximately 35 companies listed on exchanges outside of Israel have dual listed on the TASE. Additional information about the TASE exchange can be found at www.tase.co.il.
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RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements

Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.